SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 5, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)
Enclosed:
News Release

November 5, 2009
Ivanhoe Australia’s Merlin molybdenum and rhenium deposit
at Cloncurry receives initial NI 43-101 Mineral Resource estimate
VANCOUVER, CANADA — Ivanhoe Mines announced today that it has received an initial, independent NI 43-101 Resource Estimate for the high-grade Merlin molybdenum and rhenium deposit, which comprises part of Ivanhoe Australia’s Mt. Dore Project in the Cloncurry District in northwestern Queensland.
Mt. Dore is a polymetallic deposit containing copper, zinc, silver, gold, lead, cobalt, molybdenum and rhenium within the Kuridala Formation. In December 2008, an infill drilling program in the northern part of the Mt. Dore area intersected significant molybdenum-rhenium (Mo-Re) mineralization. The Mo-Re mineralization represents a new discovery, now known as the Merlin deposit. Drilling is ongoing at the Merlin deposit to expand the zone of high-grade molybdenite and rhenium mineralization along strike and to depth.
The initial, independent NI 43-101 resource estimate for the Merlin Deposit was prepared by Scott Jackson and Mike Job of Quantitative Group Pty. Ltd. (QG) and Nigel Ricketts of GRD Minproc, both of Australia. The estimate is based on results from 129 drill holes, totalling 28,366 metres, completed to June 30, 2009. The NI 43-101-compliant Technical Report on Mt. Dore (including the Merlin Zone) will be filed today on SEDAR by Ivanhoe Mines.
Indicated and Inferred Resources for Merlin Zone as at October 7, 2009.

Cut-off	Resource	Tonnes	Mo	Re	Cu	Ag	Mo	Re
(Mo %)	Category	(millions)	(%)	(g/t)	(%)	(g/t)	(tonnes)	(kilograms)
1.0	Indicated	2.0	1.7	26	0.2	4	34,000	52,000
0.6	Indicated	3.4	1.3	20	0.2	4	44,000	68,000
0.3	Indicated	5.2	1.0	16	0.2	4	52,000	83,000
0.2	Indicated	6.3	0.9	14	0.1	3	57,000	88,000
0.1	Indicated	10	0.6	10	0.1	3	58,000	97,000
1.0	Inferred	0.8	1.5	25	0.3	4	12,000	20,000
0.6	Inferred	1.9	1.1	19	0.3	4	21,000	36,000
0.3	Inferred	3.5	0.8	14	0.3	4	28,000	49,000
0.2	Inferred	4.2	0.7	13	0.3	4	29,000	55,000
0.1	Inferred	5.8	0.5	10	0.3	4	29,000	58,000
*The base case cut-off grade of 0.3% Mo was based on Mo at US$12/lb, Re at US$5/g, 90% and 80% recovery respectively, and a Mo %:Re ppm ratio of 16:1. Production costs for open stoping of A$120/tonne and 1$A = US$0.75.

At a cut-off grade of 0.3% molybdenum, estimated Indicated Resources total 5.2 million tonnes at a grade of 1.0% molybdenum and 16 g/t rhenium, containing 52,000 tonnes of molybdenum and 83 tonnes of rhenium, plus additional Inferred Resources totalling 3.5 million tonnes at a grade of 0.8% molybdenum and 14 g/t rhenium, containing 28,000 tonnes of molybdenum and 49 tonnes of rhenium.
Using a lower cut-off grade of 0.1% molybdenum, estimated Indicated Resources total 10 million tonnes at a grade of 0.6% molybdenum and 10 g/t rhenium, containing 58,000 tonnes of molybdenum and 97 tonnes of rhenium, plus additional Inferred Resources totalling 5.8 million tonnes at a grade of 0.5% molybdenum and 10 g/t rhenium, containing 29,000 tonnes of molybdenum and 58 tonnes of rhenium.
QG provided estimates of the resources at a range of molybdenum cut-off grades, but two cut-offs are relevant:
•	0.3% Mo represents a likely selective mining cut-off grade. Almost all of this material is captured within the high-grade zone defined by QG.

•	0.1% Mo represents material found inside a higher-grade zone defined by QG as well as a ‘medium grade’ zone; it would represent a zone of continuity for less selective bulk mining.
Indicated Resources were estimated in an area where drilling has been completed on a 50 x 50-metre pattern. Inferred Resources were estimated in an area where drilling remains at a 100 x 100-metre pattern or greater.
Data verification
All drilling at Merlin has been undertaken by Ivanhoe Australia. Early reverse circulation holes that intersected molybdenum mineralisation while testing for oxide copper have been replaced by diamond drill holes or form a small part of the Inferred Resources.
Drilling by Ivanhoe has been conducted under current industry best practice with regard to QA and QC for sampling, sample preparation and assaying and has been reviewed continually by Ivanhoe Mines’ personnel.
Notes:
1.	Density was determined using the measured density for 10-centimetre lengths of core taken at regular intervals down drill holes. Such measured densities may not fully cover the mineralized zones and may introduce a low bias to the grade estimation. Ivanhoe has commenced a program of measuring densities for all high-grade samples due to the extreme influence these samples have on the grade estimation.

2.	Grade estimates were derived using Ordinary Kriging of 2-metre down-hole grade composites within three domains. A high-grade domain containing samples above 0.5% Mo, a medium-grade domain at 0.01% Mo and a low-grade background domain below 0.01% Mo.
Qualified Persons
The information in this release that relates to Ivanhoe Australia’s mineral resource estimates for the Merlin zone resource is based on information compiled by Scott Jackson, Michael Job, full-time employees of the independent consulting firm Quantitative Group, and Dr. Nigel Ricketts, a full-time employee of GRD Minproc Limited. Mr. Jackson, Mr. Job and Dr. Ricketts are each “independent” and a “Qualified Person” as such terms are defined in NI 43-101 and are the qualified persons responsible for the mineral resource estimates contained in this press release.

Scott Jackson is a Member of the Australasian Institute of Mining and Metallurgy. Mr. Jackson has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he is undertaking to qualify as a ‘Competent Person’ as defined in the JORC code.
Michael Job is a Member of the Australasian Institute of Mining and Metallurgy. Mr. Job has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he is undertaking to qualify as a ‘Competent Person’ as defined in the JORC code.
Nigel Ricketts is a Member of the Australasian Institute of Mining and Metallurgy. Dr. Ricketts has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he is undertaking to qualify as a ‘Competent Person’ as defined in the JORC code.
The Qualified Persons for this Mineral Resource estimate are unaware of any mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that would affect this Mineral Resource estimate.
About Ivanhoe Australia
The Mt. Dore project is in northwestern Queensland, Australia, approximately 145 kilometres southeast of Mount Isa and 700 kilometres west-southwest of Townsville. The project area is covered by 10 Mining Leases within the Mount Isa Mining District in Queensland. All leases are owned by Ivanhoe Cloncurry Mines Pty. Ltd., a subsidiary of Ivanhoe Australia.
Ivanhoe Australia is an Australia-based minerals exploration and development company that has mining tenements located in northwest Queensland. Ivanhoe Australia, 82.9%-owned by Ivanhoe Mines, is listed on the Australian Stock Exchange under the symbol IVA.
Information contacts
  Ivanhoe Mines:
  Investors: Bill Trenaman 1-604-688-5755
  Media: Bob Williamson 1-604-331-9880

  Ivanhoe Australia:
  Peter Reeve, Managing Director & CEO
  61 3 9090 8802 peterr@ivancorp.net

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 5, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary